1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss Partner stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

January 26, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 103

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 103 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 105 pursuant to the Investment Company Act of 1940, as amended, on Form N-1A.

This filing is to incorporate certain changes to the investment strategy and name of the James Alpha EHS Portfolio (formerly known as the James Alpha Equity Hedge Portfolio), as filed in a supplement to the prospectus dated December 12, 2017. No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss